

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

<u>Via E-mail</u>
Ms. Teri List-Stoll
Executive Vice President and Chief Financial Officer
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093-2753

**Re: Kraft Foods Group, Inc.
        Form 10-K for the Fiscal Year ended December 28, 2013
        Filed February 21, 2014
        File No. 001-35491**

Dear Ms. List-Stoll:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief